Exhibit 2

Announcement  | Lisbon  |  18 January 2015

€400,000,000 6,25% Notes due 2016 in PT Portugal sale process

PT Portugal, SGPS, S.A. (“PT Portugal”), pursuant to the request of the Portuguese Securities Commission (“CMVM”) and within the projected sale transaction between Oi, S.A. (“Oi”) and Altice, informs as follows:

According to the terms agreed with Altice, notes named €400,000,000.00 6.25 per cent Notes due 2016 (ISIN PTPTCYOM0008), initially issued by Portugal Telecom, SGPS, S.A. (“PT SGPS”) and currently of responsibility, as issuer and principal debtor, of PT Portugal, which are admitted to trading on a regulated market that operates in Portugal (“Notes”) shall stay at the universe of Oi companies, benefiting from the guarantee of Oi. This operation shall entail the replacement of the current issuer, PT Portugal, for Portugal Telecom International Finance, B.V., a company which will be wholly owned by Oi.

It shall be recalled that this issue was object of a liability management exercise that involved the implementation of a consent solicitation among the relevant noteholders and the consent of the latters was obtained to, among others, (i) replace PT SGPS for PT Portugal, as issuer and principal debtor of the Notes; (ii) add an unconditional and irrevocably guarantee granted by Oi; and (iii) renounce to any rights arising out of all and any Event of Default and Potential Event of Default (as defined in the documentation referring to the issue of Notes) that could result from the increase of the share capital of Oi and/or from the business combination of Groups PT and Oi that, as disclosed, were expected to be executed.

This process was concluded on the March 18, 2014 and the amendments approved by the noteholders produced its effects on May 5, 2014, as also disclosed to the market.

Within the mentioned process, the wording of clause 18, entitled “Substitution”, of the Terms and Conditions of the Notes was changed as follows: “The Trustee [Citicorp Trustee Company Limited] may at any time agree, without the consent of the Noteholders, the Receiptholders or the Couponholders, (a) to the substitution i place of the relevant Issuer (or of the previous substitute under this Condition) of (i) the Guarantor, or (ii) any Subsidiary of the Guarantor, (such substituted company hereinafter called the “New Company”), as principal debtor under the Trust Deed, the Notes, the Receipts and the Coupons; and/or (b) to the substitution in place of the Guarantor of the New Company (being in this case a Subsidiary of the Guarantor), as guarantor under Trust Deed, the Notes, the Receipts and the Coupons  (…)”.

Without prejudice to the mentioned, this operation is still under financial and legal analysis according to the legal and contractual framework applicable in the relevant jurisdictions. No decision has still been taken in what regards the eventual replacement of the issuer or, in that case, the form to implement it. Regardless the foreseen in the mentioned clause 18, PT Portugal will ensure that the Trustee will take the adequate measures for the protection of all investors.

PT Portugal, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Share capital Euro 3,450,000,000 Registered in the Commercial Registry Office of Lisbon and Corporation no. 507 690 737	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

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Nevertheless, no decision on the possible replacement of the issuer shall be taken before there is a resolution by the General Shareholders’ Meeting of PT SGPS on the approval of the agreement entered into with Altice, since this approval, is, as already disclosed to the market by PT SGPS, a precedent condition of the effectiveness of the mentioned agreement.

PT Portugal will maintain the investors informed about the course of this operation and its implications.

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